Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

Autonomous City of Buenos Aires, October 12, 2023

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Ref.: Notice of Material Event
To whom it may concern,
We are writing to you concerning our notes published on August 11 and September 22, 2023, where we communicated that our insurance subsidiary, Sudamericana Holding S.A., had subscribed an offer to purchase a 99.43% stake in Seguros Sura S.A. and that said transaction had been approved by the Argentine Insurance Superintendence (Superintendencia de Seguros de la Nación).
In such regard, we inform you that on October 11, 2023, the operation was concluded and the resulting transference of shares was effectively completed for a final total price of $ 17.711.172.-
Sincerely,

________________________________________
A. Enrique Pedemonte
Attorney in fact
Grupo Financiero Galicia S.A.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com